Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchan[redacted]
F

04012382

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	22 January 2004	No of sheets:	1

Current report 3/2004

The Management Board of KGHM Polska Miedź S.A. hereby announces the dates of publication of the following periodic reports in 2004:

1. Quarterly reports (SA-Q):
- IV quarter 2003 - 16 February 2004
- I quarter 2004 - 5 May 2004
- II quarter 2004 - 4 August 2004
- III quarter 2004 - 4 November 2004

2. Consolidated quarterly reports (SA-QS):
- IV quarter 2003 - 1 March 2004
- I quarter 2004 - 17 May 2004
- II quarter 2004 - 16 August 2004
- III quarter 2004 - 15 November 2004

SUPPL

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

04 JAN 23 AM 7:21

3. Half-year report (SA-P) for the first half of 2004 - 30 September 2004

4. Consolidated half-year report (SA-PS) for the first half of 2004 - 29 October 2004

5. Annual report (SA-R) for 2003 - 10 March 2004

6. Consolidated annual report (SA-RS) for 2003 - 20 April 2004

dlw 1/23

Legal basis:
(§69, section 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Grzegorz Kubacki

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk